Victory Energy Corporation OTCQB: VYEY Experienced Leadership, Growth Focused

June 18, 2012 Company Fact Sheet	www.vyey.com

VICTORY ENERGY CORPORATION “Victory” or the “Company” is a non-operating company engaged in the exploration, acquisition, development, and production of domestic oil and gas properties. Victory leverages both internal capabilities and strategic industry relationships to acquire working interest positions in low-to-moderate risk oil and gas prospects. Future investment will focus primarily on oil or liquid-rich gas projects within longer-life reservoirs that offer lower F&D costs per BOE. Victory has identified a minimum of 45 additional gross wells available to pursue on its currently held ten-thousand eight hundred and fifty-nine (10,859) acres. The Company’s objective is to create long term shareholder value by increasing oil reserves, improving financial returns (higher production volumes and lower costs), and managing the capital on its balance sheet.

INVESTMENT STRATEGY

Building a Baseline for Growth. Through its partnership with Aurora Energy Partners, Victory is building a portfolio of non-operated working interests in oil and gas prospects. Its strategy is to diversify those interests and target prospects with multiple well locations holding proven undeveloped reserves in established trends and with longer-term development potential. Its primary objectives are three-fold: 1) increase oil and gas reserves through the drill bit and expand existing reserve opportunities, 2) grow the business via acquisition of larger oil focused projects that offer 25%-100% working interest, and 3) acquire and develop resource play acreage ahead of the land cost curve. To support these objectives, Victory has put in place a new management and technical team with over 107 years of E&P experience, is continuing to build outside relationships with established E&P operators and is improving its back-office systems and capabilities.

Production to Profitability. As it executes its three-pronged strategy, Victory will be targeting investment in larger working interest projects that are weighted toward oil and high-Btu natural gas. This approach of increasing its economic interest should allow it to realize cost efficiencies and, thus, improve returns. To further this objective, Victory is reducing G&A expenses while pursuing additional properties that add revenue at competitive F&D costs per barrel. Lower expenses and additional capital raises will give Victory the flexibility to invest in developing its reserves, and its increased use of in-house technical and geological capabilities will generate additional oil and gas drilling prospects with higher working interest positions.

Growing Portfolio of Producing Prospects. Victory had seventeen (17) producing wells at the end of 2011 with PV-10 value of $1,083,520. Several new wells were completed in Q4 that were not included in the PV-10. Held acreage offers an additional forty-five (45) drilling opportunities. The current drilling program envisions 10 gross wells this year. Its current portfolio of producing assets includes the Adams-Baggett Canyon Sandstone Gas Field, the Bootleg Canyon Ellenberger Oil Field, the Uno Mas oil well and the ClearWater Wolfberry resource play. In addition, Victory has acquired four prospects this year totaling 2,196 acres with the potential to add over 477,066 barrels of oil equivalent to the company’s future cash flows. All of the company’s projects are located in established basins in Texas and New Mexico.

Balance Sheet Management and Sources of Capital. Victory funded $1,150,882 in new oil and gas interests in 2011. Estimated exploration expenditures for calendar year 2012 is $2.7M, net of farm-in recovery of $240K. $497K of this total is for land. The current drilling program envisions up to 10 gross wells. Such expenditures are supported by cash proceeds from the private placement of debentures, cash flow from operations, the sale of oil and gas assets, and new convertible debentures funded by Navitus Energy Group. As of June 15, 2012, the total number of outstanding common shares is 27,510,418, and there is no outstanding debt on the balance sheet.

Price (June 16, 2012)		0.80
Stock Data
Fiscal Year-End:		December
Symbol / Exchange:		VYEY / OTCQB
Diluted Common Shares		27,510,418
Market Capitalization:		22,008,334
Average Daily Volume:		5,459
Financial Data (unaudited)
3 months ending:	3/31/2012	3/31/2011
Total Revenues	$63,965	$85,786
EPS	($0.46)	($0.30)
Capitalization ($mm)	3/31/2012	12/31/2011
Cash & Cash Equivalents	$872,367	$475,623
Senior Convertible Debt	0	632,534
Shareholders' Equity	2,083,942	(582,519)
Total Capitalization	2,083,942	50,015
Reserve Data		12/31/2011
Proved Developed Reserves (mmcf)
Natural Gas (mcf)		686,020
Crude Oil (bbl)		6,750.0
PV-10 Value		$1,083,520
Stock Price (Year-to-date)

©2012 Victory Energy Corporation, Inc.

All Rights Reserved.

Fact Sheet	June 18, 2012

Overview

As of December 31, 2011, Victory Energy’s reserves consisted of 8,000 barrels of oil and condensate (“BO”) and 691.1 million cubic feet (MMcf) of natural gas. This compares to no oil and 709.7 MMcf of natural gas at December 31, 2010. The discounted present value (PV-10) of the Company’s proved reserves increased 38% to $1.4 million at December 31, 2011 compared to $1.0 million the prior year. Due to a late year completion, the Uno-Mas well was not included in the reserves calculation.

Unique Source of Capital Accelerates Growth. Currently, all of Victory’s oil and gas interests are held and operated by Aurora Energy Partners, in which Victory is a 50% partner with Navitus Energy Group. Navitus is a private equity fund made up of high net worth individuals and high-quality energy funding sources. Through this agreement, Victory and its partner Navitus Energy Group have developed a proven business model of acquiring and developing high-quality, low-risk oil and gas prospects. The partnership provides an ongoing “mezzanine-type” capital structure that is designed to accelerate Victory’s growth and ready it for more traditional third-party financing (debt, equity, etc.). Victory also has the right to access capital from sources outside of the Aurora partnership.

This structure has been a primary source of capital during the multi-year company rebuilding effort that was completed in Q1 of this year. Under the five-year agreement, Navitus can provide working capital of up to $15 million through the partnership. Victory can access this capital on an as-needed basis. The capital is collateralized by senior secured convertible debentures and a provides a 10% preferred return.

OIL AND GAS PROSPECTS

Lightnin’ Prospect. Acquired in March, the Lightnin’ Prospect was Victory’s first high-value acquisition of 2012, representing the first transaction under its new strategy of acquiring larger working interest positions. Victory acquired a 75% WI (56.25% NRI) for $480,000 in this 320-acre unconventional oil and liquids-focused resource shale play, located in Glasscock County, Texas. The Company plans to farm-out a 50% interest to a third party before drilling its first planned well in August of this year.

When fully developed, the base case eight (8) well drilling program for this single prospect offers estimated ultimate recovery rates to the Victory 25% working interest that exceed 172,170 barrels of oil equivalent. Victory plans to drill an initial vertical test well early in the fourth quarter of 2012. If successful, the 40-acre spacing provides adequate acreage for at least eight wells and up to 16 total wells on a 20-acre spacing allowance. Total potential EUR for the 16 well base case exceeds 345,420 barrels of oil equivalent to the Company interest. The project will be operated by Unitex Oil and Gas, L.L.C., out of Midland, Texas. The Company will be modeling its drilling program on nearby vertical wells with ultimate recovery (EUR) rates ranging from 115,140 BOE base case to 331,000 BOE. Estimated production to Victory’s planned 25% working interest (post-farmout) in a single prospect is larger than the entire company today. This prospect is covered by 2D seismic data and is surrounded by existing production from the targeted formations of Cline, Wolfberry (with Wolfcamp and Strawn), Fusselman, and horizontal Wolfcamp.

Pinetop Prospect. Acquired in June, Victory holds a 4% working interest (before payout) and a 2.205% net revenue interest in this oil and gas prospect located in Lea County, New Mexico. This project, Pinetop, is supported by 3D seismic data and will target the Cisco/Seaman carbonate trend at a depth of approximately 11,700 feet. The first well is expected to spud in July, and if successful, a total of nine wells are planned to be drilled on the acreage. Based on the seismic data and previously producing wells drilled in the area, Victory estimates potential ultimate recovery of 426,741 BOE and a potential IP rate of 330 BOE per day (86% liquids)

Bootleg Canyon Ellenberger Oil Field. Acquired in 2011, this 4,911 acre oil field is currently producing oil and gas from the prolific Permian Basin in west Texas. The first well (University “6” #1) was completed in late June 2011 and has continued to produce oil since that time. The well was tested flowing at a daily rate of 252 barrels of oil and 300 Mmcf of natural gas , and was later recognized as a "discovery" well by the Railroad Commission of Texas. Preliminary oil reserves for this well are estimated at 250,000 barrels of oil (includes behind pipe potential). These flow tests were performed using the well’s natural bottom-hole pressure and was limited to the lower 20 percent of the Ellenberger formation in the wellbore. A development well (University 6 #2 was spud on April 16th and is currently in completion. If successful this second well should allow Victory to calculate and report proved-undeveloped-reserves (PUDs) for the first time in Company history. With continued success, the Company hopes to drill ten (10) wells on this property. Victory owns a 5% WI and 3.75% NRI in the prospect.

Chapman Ranch. Acquired in April, the Chapman Ranch prospect is located in south central Nueces County, Texas. The prospect wells are a conventional drilling play targeting the Frio Sands formation. Drilling of the first well began on June 8th, with a targeted depth of 8,200 feet. If successful, a second well will be drilled shortly thereafter. Based on the seismic data, evidence from existing wells, and internal and external analysis, Victory estimates EUR per well at 224,166 barrels of oil equivalent (BOE), with 81% liquids.

©2012 Victory Energy Corporation All Rights Reserved.	Page 2

Fact Sheet	June 18, 2012

Victory acquired a 5% WI (3.75% NRI) in the prospect. The prospect was generated with 3D seismic data and very strong well control. Total drilling and completion costs to the Company’s interest are expected to be approximately $78,000 per well.

Uno Mas No. 1.

“””” this Lea County, New Mexico re-entry prospect was a previously producing oil and gas well, but had been plugged in 1995 due to low oil and gas prices. Victory participated in the re-entry of this well for the purposes of restoring production and the opportunity to increase flows by fracking numerous pay zones identified in the well. The well was successfully re-entered and flow tested at rates higher than the previous pre-plug production volumes. It was later fractured (fracked) and has been flowing both oil and gas at reduced rates since December 23, 2011. The well is continuing to unload the frac fluid. At the request of the operator, Victory has not yet disclosed flow data although it anticipates flow rates to be above the pre-frac test levels and to occur after the well has completely unloaded the remaining frac fluid. It has been six months since the Uno Mas was fracked. The analogous well for Uno Mas is the Devon Energy South Shoebar 15 State #2. That well has a cumulative production of 4,002,512 Mcf (4 BCF) and 90,678 barrels of oil from Dec. 1999 to present, and achieved maximum production nine months after it was fracture stimulated. Victory owns a 10 % WI (7.5 % NRI). Total drilling and completion costs to the Company’s interest were approximately $160,000.

SRV Prospect. Acquired in June, this Colorado County property represents Victory’s first internally generated prospect and is another example of the renewed focus to hold larger working interests. This milestone project is a re-entry of a previously producing well targeting the Wilcox trend, and is scheduled for the fourth quarter of 2012. The lease covers 355 gross acres in the Starr-Lite field Volumetric calculations indicate that 1.5 Bcf of natural gas and 55,000 BO remain in the reservoir. Victory estimates ultimate recovery at 75,397 BOE for the initial well. Victory has selected Cago, Inc., as the operator. Cago has extensive experience with re-entering old well-bores.

Adams-Baggett Gas Field. The Adams-Baggett field is has been generating production revenue since 2008. This prolific, low-permeability liquid-rich gas play in the Val Verde basin in southwest Texas targets the Canyon Sandstone at depths of 4,300 – 4,900 feet. Natural gas from the Canyon Sandstone generally receives at least a 25% premium market price due to its higher Btu content per cubic foot. This property has nine (9) producing gas wells. The Company holds 100% working interest in seven (7) and a 50% working interest in two (2). The Company is currently evaluating the possibility of recompleting its existing wells in the Tippitt Shale zone. A new exploration well has recently been spud just to the northeast of the property. Victory anticipates this well to be fracked and completed in the coming months then unload frac fluid for some time. Upon completion and further study of that well, Victory will make a decision to move forward with a recompletion of the Adams wells or wait. The Company estimates that per well recompletions would cost approximately $340,000, based on current data. Production is anticipated to be 30 barrels of oil per day and include liquids rich gas. Payback of capital could occur in six months and produce between $500,000 and $900,000 per well to the 100% interest.

ClearWater Wolfberry Resource Play. On December 12, 2011, Victory announced its first investment in a “resource” play. The Company acquired an interest in the ClearWater project, which is established multi-well oil and gas focused project. Drilling on the 3,186 held acres has been underway since May of 2011. The project is located in the heart of the Wolfberry and Wolfcamp resource trend (Howard County). Three wells have been drilled and are currently producing, and an additional 12 are anticipated for this acreage. These 10,000 to 11,000 foot wells are renowned for their consistent oil and gas production and their more than twenty-five year life spans. Each well completed in this trend is expected to average between 30-100 BOPD and 150-300 mcf per day. The Company owns a 1.5% WI and 1.125% NRI

First Quarter 2012 Results

Now that the transitory year of 2011 is behind them, Victory Energy is focused on the execution of its three-pronged strategy. During 2012, the Company has made significant strategic investments and financial transactions in order to position the Company for future growth. This includes rounding out its management team, raising funds through the issuance of convertible debentures, and monetizing non-strategic oil and gas assets.

As of March 31, 2012, the Company had $872,367 of cash and cash equivalents, as compared to $475,623 at December 31, 2011. At March 31, 2012, total assets increased to $2,537,258 from $1,518,165 as of December 31, 2011. This increase in total assets includes a net increase of $569,339 of investments in oil & natural gas properties.

During the 2012 first quarter ended March 31, 2012, revenues decreased $21,821 or 25.4% to $63,965 from $85,786 in the 2011 first quarter. The decrease reflects a decline in the amount of natural gas sold to 10,386 Mcf at $4.77 per Mcf in the 2012 first quarter from 11,675 Mcf sold at $6.49 per Mcf in the quarter ended March 31, 2011. The decline in physical gas production is attributable to the normal productivity decline that occurs with these types of wells over time. During the three months ended March 31, 2012, Victory also sold 184 barrels of oil at $92.24 per barrel compared to no sales of oil in last year’s first quarter.

©2012 Victory Energy Corporation All Rights Reserved.	Page 3

Fact Sheet	June 18, 2012

Victory reported a net loss of $5,009,783 for the quarter ended March 31, 2012 compared to a net loss of $816,477 in the same period last year. Approximately $4,292,025 of this loss was related to the non-cash charges related to the debt discount on the 10% Senior Secured Convertible Debentures which were converted to common stock on February 29, 2012 and to non cash compensation awards to individuals for board service, employee stock options, and other management and consulting services

Recent Events and 2012 Outlook

As a result of the recent turnaround completion, Victory entered 2012 as a considerably different company. The end of the 2012 first quarter concluded its operational and financial cleanup, and marks the beginning of what is anticipated to be the most significant expansion in the Company’s history. With the turnaround complete, Victory’s objectives are to immediately execute on its strategy to create long-term shareholder value by increasing oil and gas reserves, improving financial returns, and managing capital on its balance sheet. It expects to add development wells on some of its existing acreage as well as to quantify proved undeveloped reserves, which should also be accretive to shareholder value.

High-Grading Asset Portfolio: On May 10, 2012, Victory, through its Aurora partnership, sold its interests in the Jones County Oil Play and Atwood Secondary Oil Recovery projects for $400,000 in cash. As a result, the Company expects to recognize a pre-tax gain on the sale of $267,000 when it reports second quarter 2012 results. Victory had a 5% working interest (3.75% net revenue interest) in Jones County and a 2% working interest (1.58% net revenue interest) in Atwood.

This asset sale represented another step in Victory’s strategy of moving toward higher working interest projects and focusing on drilling more oil and natural gas liquids wells, with estimated ultimate recovery rates over 100,000 barrels of oil equivalent.

Increasing Oil and Gas Reserves. By leveraging its internal technical capabilities and geological expertise, Victory plans to increase its reserve base by identifying new oil and gas opportunities in which it can get in early and take a larger stake. During 2012, Victory expects to drill up to 10 gross wells at a cost of $2.7M to its interest. With the recent addition of the two Chapman Ranch prospects, the sixteen-well Lightnin’ prospect opportunity , the SRV re-entry, and the potential nine-well program on the Pinetop property, the Company has now added a total of 2,196 acres with the potential to add over 477,066 barrels of oil equivalent to the company’s future cash flows. The Company may also invest additional capital in the acquisition of resource play acreage ahead of the land cost curve. Prospects have already been identified. The Company will also focus on the continued development of the Bootleg Canyon Ellenberger Field and may explore the oil potential of the Tippett shale formation in the Adams-Baggett wells.

Improving Returns. One step toward improving returns was the relocation and consolidation of its offices and all company and service-related personnel from California to Texas, which will significantly lower operating and G&A expense. General and administrative cash expenses are expected to decline approximately 35% compared to the previous year, to $1.3 million. The decline also reflects the elimination of significant non-recurring expenses through 2011 and early Q1 of 2012. Subject to the drilling schedule and success assumptions the company expects to report annual production volumes of 25 – 46 MBOE. This compares to 8 MBOE in 2011.

Moving Forward Under New Experienced Leadership. In January 2012, Mark W. Biggers, who brings over 30 years of broad experience in energy finance, joined Victory as CFO, and Kenneth “Kenny” Hill was named CEO. Kenny was previously Chief Operating Officer and had been a key contributor to the turnaround effort and in the development of Victory’s upstream oil and gas portfolio.

Stan Lindsey, VP of Exploration and Development, is a certified petroleum geologist with over 30 years experience in exploration, development operations acquisitions and divestitures, and David McCall serves as general counsel, and has been recognized as one of the top oil and gas attorney’s in the U.S. This senior management team of four veteran oil and gas executives has collective industry experience of 107 years.

©2012 Victory Energy Corporation All Rights Reserved.	Page 4

Fact Sheet	June 18, 2012

Map of U.S. Projects

Bootleg Canyon (Pecos County, TX)
Uno Mas (Lea County, NM)
Clearwater Wolfberry (Howard County)
SRV Prospect
Adams-Bagget (Croclett County, TX)
Lightnin' Prospect
Chapman Ranch Project
Pinetop Project

©2012 Victory Energy Corporation All Rights Reserved.	Page 2

Victory Energy Corporation

TEXAS OFFICE

3355 Bee Caves Road

Suite 608
Austin, Texas 78746

512-347-7300

Email – Kenny@VYEY.com

Reader Advisory and Forward Looking Statements

This Fact Sheet is presented as a brief company overview for the information of investors, analysts and other parties with an interest in Victory Energy Corporation, Inc. (the Company). Company management hopes that this Fact Sheet will encourage analysts and investors to investigate more about the Company through its Securities and Exchange Commission (SEC) filings, press releases and other public materials. This Fact Sheet does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company. This Fact Sheet contains “forward-looking statements,” as contemplated by the Private Securities Litigation Reform Act of 1995, in which Victory discusses factors it believes may affect its performance in the future. These statements are based on the Company’s current assumptions, expectations and projections about future events, which are subject to a wide range of business risks. The Company encourages investors to review the information regarding the risks inherent to Victory and its industry, as described in its Annual Report on Form 10-K for the year ended December 31, 2011, copies of which are available at http://www.sec.gov and at the Company’s website at www.vyey.com. This Fact Sheet does not purport to be all-inclusive or to contain all of the information that a reader may desire regarding the structure or the affairs of the Company. Although the Company believes that the assumptions reflected in these forward-looking statements are reasonable, the Company can give no assurance that these assumptions will prove to be correct or that financial or market forecasts, savings or other benefits anticipated in the forward-looking statements will be achieved. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected. The information contained in this Fact Sheet is only current as of the publish date and the Company undertakes no obligation to update this Fact Sheet.

On March 30, 2012, Victory released a press release with commentary on its 2011 annual results and provided some perspective for 2012 regarding its investment strategy, estimated capital and exploration expenditures, production volumes and G&A costs. In conjunction with that press release, Victory has posted a new detailed slide presentation on its website at www.vyey.com.

©2012 Victory Energy Corporation, Inc.

All Rights Reserved.